Exhibit 2.1

As of the date of the Annual Report on Form 20-F (the “Annual Report”) of which this Exhibit 2.1 is a part, MindWalk Holdings Corp. (the “Company”) has only one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: the Company’s common shares (the “Common Shares”).

Description of Common Shares

The following description of the Common Shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s articles and notice of articles, each as amended, (collectively, the “Articles”) which are incorporated by reference as an Exhibit to the Annual Report of which this Exhibit 2.1 is a part.

Basic Rights of the Common Shares

We are authorized to issue an unlimited number of Common Shares, without par value. As of the date of the Annual Report there are 46,987,296 Common Shares issued and outstanding.

Each holder of Common Shares is entitled to receive notice of and to attend all meetings of shareholders of the Company, except meetings at which only holders of other classes or series of shares entitled to attend, and at all such meetings are entitled to one vote in respect of each Common Share held by such holder. The holders of Common Shares are entitled to receive dividends if and when declared by the board of directors of the Company, and in the event of any liquidation, dissolution or winding-up of the Company or other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of Common Shares are entitled, subject to the rights of holders of shares of any class ranking prior to the Common Shares, to receive the remaining property or assets of the Company.

Pre-emptive Rights

The Common Shares do not have pre-emptive rights to purchase additional Common Shares.

Transferability of Common Shares

The Articles do not impose restrictions on the transfer of Common Shares by a shareholder provided we remain a public company.

Change of Control restrictions for the Common Shares

There are no provisions in the Articles that would have the effect of preventing a change in control of the Company. The Company has adopted a shareholder rights plan which imposes restrictions on certain potential change of control transactions. See Item 10.B – Memorandum and Articles of Association of the Annual Report on Form 20-F of which this Exhibit 2.1 is a part for further details on the shareholder rights plan.

Action(s) to change Rights attaching to the Common Shares

Provisions as to the modification, amendment or variation of shareholder rights for holders of the Common Shares are contained in the Business Corporations Act (British Columbia) (the “BCBCA”). The BCBCA requires a “special resolution” of shareholders for specific corporate actions, including certain alterations of the Company’s share capital, with such “special resolution” requiring an affirmative two-thirds vote of shareholders (rather than a simple majority) for passage. No right or special right attached to any of the Company’s issued shares may be prejudiced or interfered with unless the shareholders holding shares of such class or series of shares to which the right or special right is attached consent by a separate “special resolution” of those shareholders.

Ownership disclosure threshold for the Common Shares

The Articles do not have any specific threshold requiring disclosure of ownership by holders of Common Shares. However, Canadian securities laws require disclosure of shareholder ownership by any shareholder owning more than 10% of the outstanding Common Shares.